

September 19, 2013

Via E-mail
Stephen P. Feltz
Senior Vice President and Chief Financial Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re:** **Northwest Natural Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 7, 2013**
> **File No. 1-15973**

Dear Mr. Feltz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 51

Notes to Consolidated Financial Statements, page 59

1. The Gill Ranch underground natural gas storage facility appears to be a jointly owned facility. If so, please tell us your consideration of providing the disclosures at ASC 980-360-S99-1. If not, please explain the arrangement with Pacific Gas and Electric Company in further detail and tell us how your interest in the facility is reflected in the financial statements including your basis in GAAP for the presentation.

Note 2. Significant Accounting Policies Update, page 59

2. Please explain why the regulatory assets titled "Income tax asset" in the table on page 60 do not agree to the deferred tax liabilities titled "Regulatory income tax assets" in the last table on page 78. As background, you may want to explain to us the relationship between the two amounts.

Note 7. Debt, page 69

Short-Term Debt, page 69

3. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions given the credit agreement's requirement to maintain a consolidated indebtedness to total capitalization ratio of 70% or less. Please also tell us your consideration of describing any other significant restrictions, if they exist, on the payment of dividends, indicating their sources, pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Finally, please confirm that the utility gas distribution assets and operations are located at the parent level.

Note 15. Environmental Matters, page 83

Portland Harbor Site, page 83

Other Portland Harbor, page 84

4. Please tell us your consideration of disclosing the high end of the range of the potential liability. Refer to ASC 450-20-50-4b.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Part I. Financial Information, page 1

Item 1. Consolidated Financial Statements, page 2

Notes to Consolidated Financial Statements, page 6

Note 14. Revision to Prior Period Financial Statements, page 19

5. In light of the restatement of fiscal 2012 and 2011 financial statements, please tell us what restatement specific disclosure and presentation you plan to provide in your Form 10-K for the fiscal year ended December 31, 2013. Please also tell us whether your auditors plan to make reference to the correction in their auditors' report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: MardiLyn Saathoff
        Vice President and Corporate Secretary